# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0002057997
Persons authorized to receive notices and communications: You In Soo CEO, Room 613, Digital-ro 130,, 6F Geumcheon-gu, Seol, Korea Republic Of (M5), 08580, 82-70-7600-7007

## Reporting persons
- Inscobee Inc. (CIK 0002057997): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 2,099,747; shared voting power 0; sole dispositive power 2,099,747; shared dispositive power 0; aggregate amount beneficially owned 2,099,747 (16.7% of the class)
  Comment: The percentage in Row 13 is based on 12,575,983 shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer"), outstanding as of January 9, 2026, as provided by the Issuer.
- Apimeds Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 4,316,618; shared voting power 0; sole dispositive power 4,316,618; shared dispositive power 0; aggregate amount beneficially owned 4,316,618 (34.3% of the class)
  Comment: The percentage in Row 13 is based on 12,575,983 shares of Common Stock outstanding as of January 9, 2026, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on May 19, 2025 (the "Original Schedule 13D") by Inscobee Inc. ("Inscobee") and Apimeds Inc. ("Apimeds Korea" and together with Inscobee, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 1.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 1.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 1.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 1.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 1.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information reported in Item 3 of the Original Schedule 13D is incorporated by reference into this Item 4.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes.

On December 1, 2025, the Issuer entered into an Agreement and Plan of Merger (as corrected as noted below, the "Merger Agreement") by and among the Issuer, Apimeds Merger Sub, Inc., wholly owned subsidiary of the Issuer, MindWave Innovations Inc. ("MindWave"), Lokahi Therapeutics, Inc. ("Lokahi") and Erik Emerson, solely in his capacity for Lokahi, pursuant to which on such date, Apimeds Merger Sub, Inc. merged with and into MindWave resulting in MindWave becoming a wholly owned subsidiary of the Issuer (the "Merger"), as reported in a Current Report on Form 8-K (the "Original 8-K") filed with the SEC on such date. On December 10, 2025, the Issuer filed an amendment to the Original 8-K (the "Amended 8-K") to clarify that the Merger Agreement contained certain scrivener's errors as described therein. Pursuant to the Merger Agreement, at the closing of the Merger, the stockholders of MindWave received as consideration 7,477,017 shares of Series A convertible preferred stock, par value $0.01 per share, of the Issuer (the "Series A Preferred Stock"), which when converted to Common Stock pursuant to the terms thereof would result in the MindWave stockholders owning 90.9% of the total issued and outstanding Common Stock of the Issuer on a fully-diluted basis. The shares of Series A Preferred Stock will automatically convert into shares of Common Stock on the date that is the later of (i) the effective date of the approval by the stockholders of the Issuer of the issuance of the shares of Common Stock upon the conversion of the Series A Preferred Stock in compliance with NYSE American LLC ("NYSE") listing rules, and (ii) the date on which NYSE has approved any required new listing application, including any resulting from a change in control or Reverse Merger (as defined in Section 341 of the NYSE American Company Guide).

In connection with the Merger Agreement, also on December 1, 2025, the Reporting Persons, among others, entered into a stockholder support and lock-up agreement (the "Support & Lock-Up Agreement") with the Issuer and MindWave, and voting agreements (the "Voting Agreements") with the Issuer, as described more fully in Item 6 below.

In connection with the Merger, representatives of the Issuer and MindWave made certain representations to the Issuer and the Reporting Persons, as applicable, regarding the Merger transaction, including MindWave's ownership of certain digital assets. As of the date of this Amendment No. 1, the Reporting Persons have engaged in discussions with representatives of the Issuer, including the Issuer's executive officers and board of directors (the "Board"), and the management of MindWave regarding the validity of these representations and the digital assets, including requesting that the Issuer provide Insobee access to certain books and records of the Issuer to investigate potential wrongdoing by the Board and the Issuer's executive officers in connection with the Issuer's entry into the Merger Agreement, the consummation of the Merger and the transactions that were contemplated and/or were effectuated thereby, as well as with respect to the Support & Lock-Up Agreement and the Voting Agreements.

The Reporting Persons reserve the right to seek extraordinary corporate action, including but not limited to, commencement of litigation, including, but not limited to, actions related to the Merger and related agreements and the removal and replacement all of all of a portion of the members of the Board and executive officers of the Issuer. As of the date of this Amendment No. 1, the Reporting Persons constitute the majority stockholders of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. Each Reporting Person intends to review from time to time its investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. In addition to the discussion disclosed above, each Reporting Person may from time to time engage in further discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and each Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

See rows (11) and (13) of pages 1 and 2 to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock, respectively, beneficially owned by each of the Reporting Persons. The percentages are based on 12,575,983 shares of Common Stock outstanding as of January 9, 2026, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Common Stock beneficially owned by a Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information reported in Item 3 of the Original Schedule 13D is incorporated by reference into this Item 6.

The information reported in Items 4, 5 and 7 of this Amendment No. 1 are incorporated by reference into this Item 6.

In connection with the entry into the Merger Agreement, the Reporting Persons entered into the Support & Lock-Up Agreement, pursuant to which each of the Reporting Persons agreed to execute an action by written consent approving certain proposals related to the Merger, including, among other proposals, the approval of (i) the issuance of shares of Common Stock upon the conversion of certain shares of preferred stock and certain convertible notes of the Issuer (the "Conversions"), (ii) the issuance of such shares of Common Stock in connection the Conversions in accordance with NYSE American LLC rules (the "NYSE Approval"), and (iii) a reverse stock split (the "Reverse Split") of the Common Stock and the filing of an amendment to the Issuer's charter documents to effectuate the Reverse Split. The Reporting Persons also agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of Common Stock until the Conversions have been effectuated following the approval and effectuation of the Reverse Split.

The Reporting Persons also entered into the Voting Agreements, pursuant to which each Reporting Person agreed, that in connection with any meeting of the stockholders of the Issuer or any actions by stockholder consent, to vote in favor of (i) any proposals seeking the approval of the Conversions and the NYSE Approval, and (ii) any proposal or other corporate action or agreement presented by the Issuer to its stockholders, and to vote against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under any of the transaction documents the Issuer entered into in connection with the Merger or which would result in any of the conditions to the Issuer's obligations under such agreements not being fulfilled.

The Reporting Persons are actively reviewing the validity of the Support & Lock-Up Agreement and the Voting Agreements. As of the date of this Amendment No. 1, Inscobee has not executed the actions by stockholder consent.

The foregoing description of the Support & Lock-Up Agreement and the form of Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreements, where are attached as exhibits to this Amendment No. 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit 1: Support & Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2025)
https://www.sec.gov/Archives/edgar/data/1894525/000121390025117173/ea026780701ex10-1_apimeds.htm

Exhibit 2: Form of Voting Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2025)
https://www.sec.gov/Archives/edgar/data/1894525/000121390025117173/ea026780701ex10-4_apimeds.htm

## Signatures
- Inscobee Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (01/26/2026)
- Apimeds Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (01/26/2026)